Exhibit 99.1
Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Gary Keating, PhD	Dave Gentry, CEO
	(353)-1-2769800	(1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Senior Executives to Attend ATTD 2026 to
Advance Collaborations Following Strong Progress in CGM Program

-   Company accelerating partner engagement ahead of pivotal clinical trial to be initiated in 2026

DUBLIN, Ireland and OREGON, United States of America (March 11, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that senior members of its executive leadership team will attend the ATTD 2026 (Advanced Technologies & Treatments for Diabetes) conference in Barcelona this week to progress strategic collaborations and commercialization plans for the Company’s next‑generation Continuous Glucose Monitoring (“CGM”) platform, CGM+.

The Company’s presence at ATTD follows compelling clinical performance data from its latest CGM technology developments (March 10, 2026 release link here), which formed the basis for Trinity Biotech’s decision to advance the program into a pivotal clinical trial in 2026. These results now provide strong evidence that the upgraded system can meet the industry standards for glucose measurement accuracy of modern CGMs. Ahead of this major development milestone, ATTD 2026 provides an important platform for the Company to accelerate partner engagement and prepare for the next phase of development and commercial readiness.

“Our CGM program has reached a meaningful inflection point, and ATTD is an ideal forum to deepen the partnerships necessary to bring this important innovation to market,” said John Gillard, Trinity Biotech President & Chief Executive Officer. “With pivotal clinical trial preparations underway, our team will be engaging with prospective collaborators across clinical research, technology integration, and commercial distribution as we build momentum with this exciting platform.”

Trinity Biotech’s CGM+ platform is being developed as part of the Company’s broader strategy to create integrated, AI-native healthcare analytics that support data-driven health solutions to enhance the management of diabetes and metabolic health worldwide.

For more information on CGM+ please visit our dedicated website https://cgm.trinitybiotech.com/

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.